20008916

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68624

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Inlet Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2115 Rexford Road, Suite 224
(No. and Street)

Charlotte	NC	28211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Armstrong 704.900.1141
(Area Code – Telephone Number)

SEC Mail Processing
05 2020
Washington, DC

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert
(Name – *if individual, state last, first, middle name*)

2626 Glenwood Ave, Suite 20	Raleigh	NC	27608
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Armstrong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Inlet Advisors, LLC, as of February 26, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO / Managing Partner

Title

Notary Public

COLLIN BING
Notary Public
Mecklenburg Co., North Carolina
My Commission Expires Oct. 14, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH INLET ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

As of and for the Year Ended December 31, 2019

And Report of Independent Registered Public Accounting Firm

Cherry Bekaert
CPAs & Advisors

NORTH INLET ADVISORS, LLC

TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

The Members
North Inlet Advisors, LLC
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of North Inlet Advisors, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in members' interest, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Other Supplementary Information

The supplemental information contained in Schedule I (Computation of Net Capital and Net Capital Ratio under Rule 15c3-1) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Raleigh, North Carolina
February 25, 2020
We have served as the Company's auditor since 2010.

NORTH INLET ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Assets	
Cash	$205,263
Accounts receivable	50,500
Prepaid expenses	21,450
Investments in marketable securities	296,122
Other current assets	1,759
Total Current Assets	575,094
Fixed assets (net of accumulated depreciation of $25,156)	8,105
Other assets	15,626
Total Assets	$598,825
Liabilities	
Accounts payable	$789
Payroll liabilities	28,679
Total Current Liabilities	29,468
Total Liabilities	29,468
Members Interest	
Members' interest	$569,357
Total Members' Interest	569,357
Total Liabilities and Members' Interest	$598,825

The accompanying notes to the financial statements are an integral part of this statement.

NORTH INLET ADVISORS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2019

Revenues	
Advisory fees	$1,095,000
Unrealized gain on investments	24,133
Other Income	3,443
Total Revenues	$1,122,576
Expenses	
Wages and other payroll expenses	$ 514,361
Partner compensation	421,578
Payroll taxes	62,424
Rent	159,180
Regulatory fees	16,650
Professional fees	36,462
Business development	20,314
Recruiting	1,669
Advertising and promotion	1,871
Computer and internet expense	28,926
Telephone expense	4,858
Insurance	5,210
Dues and subscriptions	57,079
Travel, meals, and entertainment	701
Reimbursable client expense	3,516
Depreciation	4,410
Office supplies and other miscellaneous	14,010
Total Expenses	$1,353,219
Net Loss	$ (230,643)

The accompanying notes to the financial statements are an integral part of this statement.

NORTH INLET ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' INTEREST

YEAR ENDED DECEMBER 31, 2019

	Members' Interest
Balance January 1, 2019	$846,986
Net Loss	(230,643)
Member contributions	26,666
Member distributions	(73,652)
Balance December 31, 2019	$569,357

The accompanying notes to the financial statements are an integral part of this statement.

NORTH INLET ADVISORS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities	
Net Loss	$ (230,643)
Adjustments to reconcile net income to operating cash flows:	
Depreciation	4,410
Unrealized gain on investments	(24,133)
Increase in accounts receivable	(50,500)
Increase in prepaid expenses and other assets	7,813
Increase in accounts payable	(3,101)
Decrease in accrued compensation and other payroll liabilities	28,238
Net cash used in operating activities	(267,916)
Cash flows from investment activities	
Transfer from Fidelity account	285,000
Net cash provided by investing activities	285,000
Cash flows from financing activities	
Members' distributions	(73,652)
Members' contributions	26,666
Net cash used in financing activities	(46,986)
Increase in cash	$(29,902)
Cash at beginning of year	235,165
Cash at end of year	$205,263

The accompanying notes to the financial statements are an integral part of this statement.

Note 1—Nature of operations

North Inlet Advisors, LLC (the "Company"), a North Carolina limited liability corporation, was formed on May 11, 2010, under the laws of the state of North Carolina and is an investment banking firm providing corporate finance, private placement and advisory services to middle market companies. The Company, as amended, has elected to be taxed as a small business corporation under provisions of Subchapter S of the Code. This election does not affect the Company's classification as a North Carolina limited liability corporation.

The Company was founded in 2010 with $50,000 in initial capital contributions from a sole owner. Effective January 1, 2018, the Company amended its operating agreement to allow the admission of three additional members. Effective January 1, 2019, two of the new members bought out the third new member. The remaining two new members' combined percentage interest in the Company equals 10% with the original member retaining 90%.

The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") and the Public Company Accounting Oversight Board. Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash – The Company places its cash on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. During the year, the Company from time to time may have amounts on deposit in excess of the insured limits.

Accounts Receivable – Trade accounts receivable are stated net of an allowance for doubtful accounts, if applicable. Credit is extended to clients after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivable are deemed to be uncollectible. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

Investments in Marketable Securities – The Company maintains a brokerage account with investments in certificates of deposit, mutual, and money market funds. All investments are carried at fair value with net unrealized gains or losses reported as a component of operating income.

Leases - The Company determines if an arrangement is a lease at inception. The Company's operating lease agreements are primarily for office space and are included within operating lease right-of-use ("ROU") assets and operating lease liabilities on the consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments

Note 2- Summary of significant accounting policies (continued)

arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company's variable lease payments consist of non-lease services related to the lease. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ROU assets also include any lease payments made and exclude lease incentives. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

Fair Value Measurements – As defined under GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability between market participants in the principal market or the most advantageous market when no principal market exists. Market participants are assumed to be independent, knowledgeable, able, and willing to transact an exchange and not acting under duress. The Company's nonperformance or credit risk is considered in determining the fair value of liabilities. Considerable judgement may be required in interpreting market data used to develop estimates of fair value. Accordingly, estimates of fair value presented herein are not necessary indicative of the amounts that could be realized in a current or future market exchange.

Furniture and Equipment – Furniture and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets which range from 5 to 7 years. Maintenance and repairs are charged to expenses as incurred and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations. Long-lived assets are reviewed for impairment whenever changes in circumstances indicate the carrying value of an asset may not be recoverable.

Fee Revenue – The Company provides general corporate development, merger and acquisition, and private placement-related advisory services. Revenue for advisory arrangements is generally recognized over time for advisory arrangements in which performance obligations are simultaneously provided by the Company and consumed by the client. Revenue related to transaction success fees is generally recognized at the point in time that the performance under the arrangement is completed (the closing of the transaction) or the contract is cancelled. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As it relates to transaction success fees and in determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. As a result, the Company does not recognize transaction success fees until a transaction is closed by the Company.

Note 2- Summary of significant accounting policies (continued)

Advertising – Advertising costs are expensed as incurred.

Income Taxes – The Company has elected to be treated as a Subchapter S for income tax purposes. As such, substantially all income (loss) of the Company is reported by the members on their individual income tax returns.

New Accounting Pronouncements - In February 2016 the FASB issued ASU 2016-02, "Leases (Topic 842)". This new accounting guidance is intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, airplanes, and manufacturing equipment. The ASU will require organizations that lease assets, referred to as "Lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases.

An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the financial statements. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP which requires only capital leases to be recognized on the balance sheet the new ASU will require both types of leases (i.e., operating and capital) to be recognized on the balance sheet. The FASB lessee accounting model will continue to account for both types of leases. The capital lease will be accounted for in substantially the same manner as capital leases are accounted for under existing GAAP. For operating leases there will have to be the recognition of a lease liability and a lease asset for all such leases greater than one year in term. The new standard was effective for the Company on January 1, 2019, which is also the day the Company elected to adopt the new standard. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company chose the effective date as our date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification of those leases in place as of January 1, 2019. As of January 1, 2019, the Company recorded a right of use asset and related lease liability of $132,865 as a result of the implementation of this accounting standard. The lease expired during the year ended December 31, 2019. As a result, there was not a right of use asset and related lease liability outstanding as of December 31, 2019.

Note 3—Capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The Company stayed within limits during their withdrawals (net capital ratio of less than 10 to 1). At December 31, 2019, the Company had net capital of $458,939 which was $453,939 in excess of its required capital of $5,000. The Company's net capital ratio was 6.42%.

The company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the rule.

Note 4—Supplemental cash flow information

As the Company has elected to be treated as a Subchapter S corporation for income tax purposes, no cash was paid for income taxes in 2018. The Company did not incur interest expense in 2018.

Note 5— Operating leases

As described in Note 2, the Company adopted ASC Topic 842 as of January 1, 2019. The impact of the adoption for a preexisting lease as of the implementation date is outlined in Note 2. The lease term was twelve months and the weighted average interest rate used to determine the lease liability was 6%. During 2019, the Company's operating lease expired on December 31, 2019. Total lease expense for the year ended December 31, 2019, was $166,240 of which the expense allocated to the Company was $163,840. The remaining portion was paid by Timber Opportunity Partners, LLC and North Inlet Capital LLC.

As of January 1, 2020, the Company commenced a new lease in at a new location in the Charlotte area. The Company leases its office space under a one-year non-cancelable operating lease, which expires in December 2020. Future minimum lease payments through December 31, 2020, will be $57,596. The Company has entered into expense sharing agreements with Timber Opportunity Partners LLC and North Inlet Capital, LLC, which offset a portion of the lease expense.

Note 6—Related parties

As discussed in Note 6, the Company has expense sharing agreements with Timber Opportunity Partners, LLC and North Inlet Capital LLC, both of which are owned by the members of the Company. As of December 1, 2018, the expense sharing agreement with North Inlet Partners LLC was terminated. The expense sharing agreements call for a monthly charge of $100 for rent as well as a share of scan, fax, copier, and other similar expenses.

Note 7— Fair value measurements

The Company's financial assets are summarized below with carrying values shown according to the fair value hierarchy.

	Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$185,710	$185,710	-	-	$185,710
Fixed maturity mutual funds	110,412	110,412	-	-	110,412
	$296,122	$296,122	-	-	$296,122

The Company applies GAAP for fair value measurement of financial assets. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy for measuring fair value consists of Levels 1 through 3, with level 1 inputs given the highest priority. Level 1 represents unadjusted quoted prices for identical assets or liabilities exchanged in active markets. Level 2 inputs are other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Investment gains/losses are included in operating income and are primarily interest.

Note 8—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 9—Subsequent events

The Company has evaluated subsequent events through February 25, 2020 in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

NORTH INLET ADVISORS, LLC

SCHEDULE I- COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO
RULE 15-c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31 2019

Net worth		$569,357
Less non allowable assets:		
Accounts receivable, prepaid expenses and other assets	92,550	
Furniture and fixtures (net)	8,105	
Total non-allowable assets		(100,655)
Net capital before haircuts on security positions		468,702
Haircuts on securities		(11,443)
Net capital		$457,259
Aggregate indebtedness		$29,468
Ratio of indebtedness to capital		0.0644

A reconciliation of the Company's computation of net capital as reported was not prepared as there were no material differences between the Company's computation of net capital included in its unaudited Form X17A-5 Part II and the computation contained herein.

NORTH INLET ADVISORS, LLC

SCHEDULE II- EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2019

North Inlet Advisors, LLC is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the company claimed an exemption from 17 C.F.R. §240.15c-3-3: (k)(2)(i) and
(2) We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019 without exception.

North Inlet Advisors, LLC

Jeff T. Armstrong
Managing Partner

February, 25 2020

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

The Members
North Inlet Advisors, LLC
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report (Schedule II), in which (1) North Inlet Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal years without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Charlotte, North Carolina
February 25, 2020

NORTH INLET ADVISORS, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENTS

DECEMBER 31, 2019

Payment Date	To Whom Paid	Amount
July 2019	SIPC	$502
January 2020	SIPC	$1,146

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm on Agreed-Upon Procedures Required By SEC Rule 17a-5(e)(4)

The Members
North Inlet Advisors, LLC
Charlotte, North Carolina

We have performed the procedures included in Security and Exchange Commission ("SEC") Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by North Inlet Advisors, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, as applicable, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers reconciling adjusted amounts to the Company's trial balance, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Cherry Bekaert LLP

Charlotte, North Carolina
February 25, 2020